UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 27, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the quotes from the Chairman of the Board of Directors and Group CEO, the sentences containing biographical information as well as the webcast details and the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR
Credit Suisse unveils new strategy and transformation plan

Zurich and London, October 27, 2022 – Credit Suisse Group AG (Credit Suisse) today announces a series of decisive actions to create a simpler, more focused and more stable bank built around client needs. The announcement follows a strategic review conducted by the Board of Directors and Executive Board, resulting in a radical restructuring of the Investment Bank, an accelerated cost transformation, and strengthened and reallocated capital, all of which are designed to create a new Credit Suisse.

Credit Suisse is taking extensive measures to deliver a new, more integrated business model, with the goal of creating value for shareholders. The bank will build on its leading Wealth Management and Swiss Bank franchises, with strong product capabilites in Asset Management and Markets.

Over the next three years, Credit Suisse expects to:

•	Radically restructure the Investment Bank to significantly reduce Risk Weighted Assets (RWAs) with:
o	A highly connected Markets business and industry-leading Investor Products franchise
o	CS First Boston as an independent Capital Markets and Advisory bank
o	Capital release from exits and significant exposure reduction for Securitized Products
o	Reduced RWAs and Leverage Exposure, each expected to decrease by ~40%
•	Accelerate cost reductions
o	Reducing the Group’s cost base by 15%, or CHF ~2.5 billion, to CHF ~14.5 billion in 2025
•	Progress on framework and exclusivity agreement announced today to transfer a significant portion of the Securitized Products Group (SPG) to investor group led by Apollo Global Management
•	Strengthen the CET1 ratio through Securitized Products transaction and other divestments
•	Create a Non-Core Unit (NCU) to accelerate the run-down of non-strategic, low-return businesses and markets, to release capital
•	Allocate almost 80%[1] of capital to Wealth Management, Swiss Bank, Asset Management and Markets by 2025

The bank is targeting a Group CET1 ratio pre-Basel III reform of at least 13% throughout the transformation2, and a Group CET1 ratio pre-Basel III reform of more than 13.5% by the end of 2025. Credit Suisse has today announced its intention to raise capital with gross proceeds of CHF ~4 billion through the issuance of new shares to qualified investors, including Saudi National Bank, which has committed to invest up to CHF 1.5 billion to achieve a shareholding of up to 9.9%, and through a rights offering for existing shareholders, subject to approval at the Extraordinary General Meeting (EGM) on November 23, 2022. These measures are expected to translate into a diversification of the bank’s shareholder base and increase the Group CET1 ratio from 12.6% at 3Q22 to a pro forma ~14% ratio. The bank estimates restructuring charges, software and real estate impairments in connection with the transformation of CHF 2.9 billion over a period from 4Q22 to 2024. The transformation is intended to be funded through divestments, exits, today’s announced capital actions and existing resources.

Axel P. Lehmann, Chairman of the Board of Directors of Credit Suisse, said: “Over 166 years, Credit Suisse has built a powerful and respected franchise but we recognize that in recent years we have become unfocused. For a number of months, the Board of Directors along with the Executive Board has been assessing our future direction and, in doing so, we believe we have left no stone unturned. Today we are announcing the result of that process – a radical strategy and a clear execution plan to create a stronger, more resilient and more efficient bank with a firm foundation, focused on our clients and their needs. At the same time, we will remain absolutely focused on driving our cultural transformation, while working on further improving our risk management and control processes across the entire bank. I am convinced that this is the blueprint for success, helping rebuild

1 Excluding Corporate Center
2 2023 through 2025
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trust and pride in the new Credit Suisse while realizing value and creating sustainable returns for our shareholders.”

Ulrich Körner, Chief Executive Officer of Credit Suisse, said: “This is a historic moment for Credit Suisse. We are radically restructuring the Investment Bank to help create a new bank that is simpler, more stable and with a more focused business model built around client needs. Our new integrated model, with our Wealth Management franchise, strong Swiss Bank and capabilities in Asset Management at its core, is designed to allow us to deliver a unique and compelling proposition for clients and colleagues while targeting organic growth and capital generation for shareholders. The new Executive Board is focused on restoring trust through the relentless and accountable delivery of our new strategy, where risk management remains at the very core of everything we do.”

Strategic Priorities for Transforming Credit Suisse

Restructuring the Investment Bank
Credit Suisse intends to take decisive steps to restructure the Investment Bank and focus on areas more closely connected to its core businesses where it has a competitive advantage. This will involve transforming the risk profile of the Investment Bank and targeting a reduction in RWAs of ~40%3 by 2025 through strategic actions across four areas:

The Markets business will include the strongest and most relevant aspects of the new Credit Suisse’s trading capabilities. While remaining fully committed to serving institutional clients, its leading capabilities in cross-asset investor products as well as equities, FX and rates access will be closely aligned with the Wealth Management and Swiss Bank franchises. This will allow Credit Suisse to provide tailored solutions to clients and differentiate itself from other pure-play wealth managers. These changes are also expected to enable Markets to reinforce its position as a solutions provider to third party wealth managers. Markets will also support the newly created CS First Boston.

The Investment Bank’s capital markets and advisory activities will – following a transition period – lead to the creation of CS First Boston, a firm with a partnership culture that we believe will be competitive and attractive to anchor investors, employees and entrepreneurial clients. Drawing on its rich heritage across advisory and capital markets, CS First Boston is expected to be more global and broader than boutiques, but more focused than bulge bracket players. The future CS First Boston envisions attracting third-party capital, as well as a preferred long-term partnership with the new Credit Suisse.

A Capital Release Unit (CRU) will be created and comprise a NCU and the Group’s Securitized Products business. The NCU’s purpose is to release capital through the wind-down of non-strategic, low return and higher-risk businesses. The NCU is expected to include the remainder of Prime Services, non-Wealth Management related lending in Emerging Markets, the bank’s presence in select countries and select European lending and capital markets activities. The NCU is expected, over time, to release ~60% of RWAs4 and ~55% of Leverage Exposure by the end of 2025, allowing the bank to allocate more capital to higher-return businesses where it has clear competitive advantages.

Credit Suisse has entered into a framework and exclusivity agreement to transfer a significant portion of its Securitized Products Group (SPG) to an investor group led by Apollo Global Management. Under the terms of the proposed transaction, investment vehicles managed by affiliates of Apollo and PIMCO would acquire the majority of SPG’s assets from Credit Suisse and other related financing businesses from Credit Suisse, enter into an investment management agreement to manage the residual assets on Credit Suisse’s behalf, hire the SPG team to the new platform and receive certain ongoing services from Credit Suisse in order to maintain a seamless, high-touch experience for clients.

3 Excluding Basel III reforms
4 Excl. Operational Risk RWA
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The transaction proposed under the framework agreement is subject to the signing of final binding documentation, which is anticipated during 4Q22. Closing of the proposed transaction would be subject to customary closing conditions and regulatory approvals and would be expected to occur during 1H23.

Key Investment Bank Appointments

Michael Klein will step down from the Board of Directors, which he joined in 2018, to act as advisor to Group CEO Ulrich Körner, helping launch CS First Boston. It is anticipated that he will be appointed CEO designate of CS First Boston, joining in 2023 and pending regulatory approvals. During this transition period, David Miller will continue in his current role as Global Head of Investment Banking & Capital Markets, reporting directly to Group CEO Ulrich Körner, and supporting the establishment of CS First Boston as an independent bank.

In addition, Mike J. Ebert and Ken Pang are appointed co-Heads of the Markets business, effective from November 1, 2022. They will report directly to Group CEO Ulrich Körner. Mike J. Ebert currently serves as Co-Head of the Investment Bank and Co-Head of Global Trading Solutions. Ken Pang currently serves as Co-Head of Global Trading Solutions and Co-Head of the Investment Bank for the Asia Pacific (APAC) region.

Christian Meissner, who has served as CEO of the Investment Bank and member of the Executive Board, has decided to leave the bank, effective immediately.

Louise Kitchen is appointed Head of CRU, effective November 1, 2022. She will report directly to Chief Financial Officer Dixit Joshi. Louise Kitchen most recently served as Head of the Capital Release Group and member of the Group Management Committee at Deutsche Bank. She previously held a number of other roles at the bank including the Head of Institutional & Treasury Coverage, Head of Strategic Implementation and Head of Commodities Structuring and Sales. Before joining Deutsche Bank in 2005, she worked for UBS Group.

Ulrich Körner, Group CEO of Credit Suisse, said: “I am delighted to congratulate Michael, Mike and Ken on their respective appointments. At the same time, I would like to welcome Louise to Credit Suisse and thank David for his continued support. Michael brings a vision and an esteemed track record and I am thrilled that he has agreed to take this essential position. Michael will play a substantial leadership role for Credit Suisse and in CS First Boston’s future. All these appointments bring a wealth of experience to our transformation. They have profound industry knowledge and I look forward to working more closely with all of them. At the same time, I would like to thank Christian for his contribution and wish him all the best for his future endeavours.”

Cost Initiatives / Capital

Accelerating Cost Transformation
Credit Suisse plans to take significant measures to reduce the Group’s cost base by 15%, or CHF ~2.5 billion, delivering a cost base of CHF ~14.5 billion in 2025. Of this, a reduction of CHF ~1.2 billion is targeted for 2023. A comprehensive cost transformation program has been initiated and will go deeper and further than the bank has previously indicated to substantially improve long-term efficiency while retaining a focus on strengthening risk management and investing in Credit Suisse’s core businesses. Key cost transformation initiatives include non-core unit rundown and business descoping, organizational simplification, workforce management and third-party cost management.

Credit Suisse has already commenced the implementation of cost reduction activities in the second half of 2022. Measures that are already mandated include a targeted 50% reduction in consultancy spend and a 30% reduction in contractor spend with the benefits expected in 2023. A headcount reduction of 2,700 full-time-equivalent employees (FTE), or 5% of the Group’s workforce, is already underway in 4Q22. Credit Suisse expects to run the bank with ~43,000 FTE by the end of 2025 compared to ~52,000 at the end 3Q22, reflecting natural attrition and targeted headcount reductions.

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Strengthening and Reallocating Capital

Credit Suisse has today announced its intention to raise capital with gross proceeds of CHF ~4.0 billion through the issuance of new shares to qualified investors and through a rights offering for existing shareholders, subject to approval at the EGM. These capital raises should support an increase in the 3Q22 CET1 ratio from 12.6% to a pro-forma CET1 ratio of ~14.0%. In addition, the successful execution of the Securitized Products exposure reduction and other planned divestments as well as RWA and leverage reductions from the new NCU are expected to release further amounts of capital to support the execution of the strategic transformation. Accordingly, the bank expects to maintain a pre-Basel III reform CET1 ratio of at least 13.0% throughout 2023-2025 with an expected 2025 pre-Basel III reform CET1 ratio in excess of 13.5%.

Credit Suisse further intends to reallocate capital to its core, higher-return businesses. The share of RWAs in Wealth Management, the Swiss Bank and Asset Management, together with Markets, is estimated to increase to almost 80%5 by 2025, with the intention of growing the revenue share of these businesses to over 85%6 by 2025. CS First Boston is estimated to account for a further 9%7 of RWAs and ~14%8 of the revenue share by 2025.

Group Financial and Capital Targets for 2025

•	Core Return on Tangible Equity (RoTE) of more than 8%; Group RoTE of ~6%
•	Cost base of CHF ~14.5 billion; CHF 15.8 billion in 2023
•	Group CET1 ratio of more than 13.5% pre-Basel III reform; at least 13.0% pre-Basel III reform in 2023-2025
•	To create value for shareholders through meaningful dividends from 2025 onwards; nominal dividend over 2022-2024

Credit Suisse will follow a clear execution roadmap with the announced restructuring of the Investment Bank, strengthened capital levels, and accelerated cost transformation. The bank is expected to deliver sustainable and attractive returns from 2025 onwards.

5 Excluding Corporate Center
6 Excluding Coporate Center
7 Excluding Coporate Center
8 Excluding Coporate Center and Capital Release Unit
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Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse 2022 Strategy Update
Thursday, October 27, 2022

2022 Strategy Update Live Presentation
Start Time: 10:30 CEST / 09:30 BST / 04:30 EDT
End Time: 12:45 CEST / 11:45 BST / 06:45 EDT

Webcast
Webcast >

Telephone
Switzerland: +41 58 310 51 26
Europe: +44 121 281 80 12
US: +1 631 232 79 97

Conference ID: 20220564.
Alternatively, please ask to attend the "Credit Suisse 2022 Strategy Update”. Due to the large volume of callers expected, we strongly recommend that you dial in 15 minutes before the start of the presentation.

A replay of the webcast will be available approximately two hours after the event on our website.

Live Audio Webcast for Media
Presentation to Media / Q&A (English)

Start time: 14:30 CEST / 13:30 BST / 08:30 EDT

Live Telephone Conference
Switzerland: +41 (0) 58 310 51 26
Europe: +44 (0) 1212818012
US: +1 (1) 6312327997

Conference ID: 20220534
Due to large volume of callers expected, we strongly recommend that you dial in 15 minutes before the start of the presentation.

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. The bank’s strategy builds on its core strengths: its position as a leading wealth manager, its specialist investment banking and asset management capabilities and its strong presence in its home market of Switzerland. Credit Suisse seeks to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. The bank employs more than 50,000 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Page 5	October 27, 2022

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Share Capital Increase
These materials are not an offer to sell securities or the solicitation of any offer to buy securities, nor shall there be any offer of securities, in any jurisdiction in which such offer or sale would be unlawful.

This document does not constitute an offer or invitation to subscribe for or to purchase any securities in the United States of America. The securities referred to herein have not been and will not be registered under the US Securities Act of 1933, as amended (the “Securities Act”) or the laws of any US state and may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act. There will be no public offering of the securities in the United States of America.

Important Information
Credit Suisse has not finalized restated historical information according to its intended future structure and Credit Suisse’s independent registered public accounting firm has not reviewed such information. Accordingly, the preliminary information contained in this presentation is subject to completion of ongoing procedures, which may result in changes to that information, and you should not place undue reliance on this preliminary information.

Credit Suisse has not finalized its 3Q22 Financial Report and Credit Suisse’s independent registered public accounting firm has not completed its review of the condensed consolidated financial statements (unaudited) for the period. Accordingly, the financial information contained in this document is subject to completion of quarter-end procedures, which may result in changes to that information. In particular, the information contained herein relating to the anticipated accounting and capital impacts on certain deferred tax asset positions, Credit Suisse AG (Bank parent company) participation(s) valuations and other potential matters, continue to be analyzed in light of the changes to the Group’s strategic plans announced on October 27, 2022, making these and other closely-related metrics more susceptible to change as we complete our quarter-end procedures.

Our cost base target is measured using adjusted operating expenses at constant FX rates and on constant perimeter, before impact of Securitized Products & other divestments.

We may not achieve all of the expected benefits of our strategic initiatives, such as in relation to intended reshaping of the bank, cost reductions and strengthening and reallocating capital. Factors beyond our control, including but not limited to the market and economic conditions (including macroeconomic and other challenges and uncertainties, for example, resulting from Russia’s invasion of Ukraine), customer reaction to our proposed initiatives, enhanced risks to our businesses during the contemplated transitions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives. Our ability to implement our strategy objectives could also be impacted by timing risks, obtaining all required approvals and other factors.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook”, “Goal”, “Commitment” and “Aspiration” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks, goals, commitments and aspirations, as well as any other forward-looking statements described as targets or projections, are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, increased inflation, interest rate volatility and levels, global and regional economic conditions, challenges and uncertainties resulting from Russia’s invasion of Ukraine, political uncertainty, changes in tax policies, scientific or technological developments, evolving sustainability strategies, changes in the nature or scope of our operations, including as a result of our recently announced strategy initiatives, changes in carbon markets, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, these statements, which speak only as of the date made, are not guarantees of future performance and should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks, goals, commitments, aspirations, targets, projections or any other forward-looking statements. For these reasons, we caution you not to place undue reliance upon any forward-looking statements.

Unless otherwise noted, all such estimates, illustrations, expectations, ambitions, objectives, outlooks, goals, commitments, aspirations, targets and projections are for the full year indicated or as of the end of the year indicated, as applicable.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute good faith judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Our estimates, ambitions, objectives, aspirations and targets often include metrics that are non-GAAP financial measures and are unaudited. A reconciliation of the estimates, ambitions, objectives, aspirations and targets to the nearest GAAP measures is unavailable without unreasonable efforts. Results excluding certain items included in our reported results do not include items such as goodwill impairment, major litigation provisions, real estate gains, impacts from foreign exchange and other revenue and expense items included in our reported results, all of which are unavailable on a prospective basis. Return on tangible equity

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is based on tangible shareholders’ equity, a non-GAAP financial measure also known as tangible book value, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet, both of which are unavailable on a prospective basis. Such estimates, ambitions, objectives, aspirations and targets are calculated in a manner that is consistent with the accounting policies applied by us in preparing our financial statements.

Credit Suisse is subject to the Basel framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Unless otherwise noted, all CET1 ratio, CET1 leverage ratio, Tier-1 leverage ratio, risk-weighted assets and leverage exposure figures in this document are as of the end of the respective period.

Unless otherwise noted, leverage exposure is based on the BIS leverage ratio framework and consists of period-end balance sheet assets and prescribed regulatory adjustments. The tier 1 leverage ratio and CET1 leverage ratio are calculated as BIS tier 1 capital and CET1 capital, respectively, divided by period end leverage exposure.

Investors and others should note that we announce important company information (including quarterly earnings releases and financial reports as well as our annual sustainability report) to the investing public using press releases, SEC and Swiss ad hoc filings, our website and public conference calls and webcasts. We also routinely use our Twitter account @creditsuisse (https://twitter.com/creditsuisse), our LinkedIn account (https://www.linkedin.com/company/credit-suisse/), our Instagram accounts (https://www.instagram.com/creditsuisse_careers/ and https://www.instagram.com/creditsuisse_ch/), our Facebook account (https://www.facebook.com/creditsuisse/) and other social media channels as additional means to disclose public information, including to excerpt key messages from our public disclosures. We may share or retweet such messages through certain of our regional accounts, including through Twitter at @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these social media accounts is not a part of this document.

Information referenced in this document, whether via website links or otherwise, is not incorporated into this document.

Certain material in this document has been prepared by Credit Suisse on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. Credit Suisse has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.

The English language version of this document is the controlling version.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
◾ our plans, targets or goals;
◾ our future economic performance or prospects;
◾ the potential effect on our future performance of certain contingencies; and
◾ assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

◾ the ability to maintain sufficient liquidity and access capital markets;
◾ market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
◾ the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
◾ the impact of social media speculation and unsubstantiated media reports about our business and its performance;
◾ the extent of outflows of assets or future net new asset generation across our divisions;
◾ our ability to improve our risk management procedures and policies and hedging strategies;

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◾ the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
◾ the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
◾ potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
◾ the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
◾ adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
◾ the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
◾ our ability to achieve our announced comprehensive new strategic direction for the Group and significant changes to its structure and organization;
◾ our ability to successfully implement the divestment of any non-core business;
◾ the future level of any impairments and write-downs, including from the revaluation of deferred tax assets, resulting from disposals and the implementation of the proposed strategic initiatives’;
◾ the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
◾ the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
◾ the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
◾ geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
◾ political, social and environmental developments, including climate change;
◾ the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
◾ the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
◾ the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
◾ operational factors such as systems failure, human error, or the failure to implement procedures properly;
◾ the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
◾ the adverse resolution of litigation, regulatory proceedings and other contingencies;
◾ actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
◾ the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
◾ the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
◾ the potential effects of changes in our legal entity structure;
◾ competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
◾ the ability to retain and recruit qualified personnel;
◾ the ability to protect our reputation and promote our brand;
◾ the ability to increase market share and control expenses;
◾ technological changes instituted by us, our counterparties or competitors;
◾ the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
◾ acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
◾ other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from

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sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: October 27, 2022		Vice President